10026339

STATES
HANGE COMMISSION
...,D.C. 20549

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TUOHY BROTHERS INVESTMENT RESEARCH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue, 10th Fl.
(No. and Street)

New York	NY	10022-2511
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander J. Tuohy 212-605-0450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Franklin Avenue	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander J. Tuohy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tuohy Brothers Investment Research, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

ALAN L. BAIN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02BA4500479
QUALIFIED IN NEW YORK COUNTY
COMM. EXP. 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report

To the Board of Directors
Tuohy Brothers Investment Research, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Tuohy Brothers Investment Research, Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tuohy Brothers Investment Research, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on pages 12, 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 26, 2010

Tuohy Brothers Investment Research, Inc.
Statement of Financial Condition
As of December 31, 2009

ASSETS

Current Assets		
Cash	$	103,825
Commissions receivable		127,607
Due from brokers		349,371
Prepaid expenses		3,919
Total Current Assets		584,722
Other Assets		
Organization expense (net of accumulated amortization of $29,132)		5,629
Security deposit		12,425
Total Other Assets		18,054
Total Assets	$	602,776

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	133,150
Stockholders' Equity		
Common stock $.10 par value, 5,000 shares authorized, 100 shares issued and outstanding		10
Additional paid in capital		399,990
Retained earnings		69,626
Total Stockholders' Equity		469,626
Total Liabilities and Stockholders' Equity	$	602,776

See accompanying notes to financial statements.

TUOHY BROTHERS INVESTMENT RESEARCH, INC.
Notes to Financial Statements
December 31, 2009

Note 1 - Organization and Nature of Business

Tuohy Brothers Investment Research, Inc. (the "Company"), formerly Links Edge, Inc., was organized under the laws of the State of New York in October, 2004.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 which requires the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The Company is exempt from the remaining provisions of that rule.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Income Taxes

The Company has elected to report taxable income as an "S" Corporation per the Internal Revenue Code and New York State tax law. Therefore, no provisions for federal or New York State taxes are made by the Company. The Company is a taxable entity in the City of New York. Members of an "S" Corporation are individually taxed on their pro-rata share of the Company's earnings. The Company has estimated its New York City tax liability as approximately $7,000.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Uninsured Cash Balances

Cash balances maintained with a bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company on occasion exceeds the insured balance amount during the year.

Commissions Receivable Credit Risk

Commissions receivable were substantially all collected subsequent to the date of the statement of financial condition.

Note 3 - Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $5,000 or 6.667% of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital of $410,534 which exceeded its requirement of $8,877 by $401,657. Aggregate indebtedness was $133,150. The Company's net capital ratio was 0.3243 to 1 of aggregate indebtedness to net capital.

Note 4 - Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expenses are recorded on a settlement date basis. There are no material differences between settlement date and trade date.

Note 6 - Fixed Assets

Equipment is carried at cost and depreciated over a useful life of 5-7 years on a straight line method. Organization expense is amortized over five years on the straight line method.

Note 7- Commitments

The Company leases office space on a month-to-to month basis. Terms of the lease stipulate that either the Company or its landlord must provide either party with two calendar months written notice of intention to terminate. Total lease expense for the year ended December 31,2009 was approximately $108,000.

Note 8- Financial Instruments with Off-balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for institutional and individual investors. The Company's transactions are collateralized and executed with and on behalf of banks, broker/dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk regarding non-performance of customers fulfilling contractual obligations pursuant to securities transactions may require the Company to liquidate collateral to satisfy the obligation.

Note 8- Financial Instruments with Off-balance Sheet Credit Risk (continued)

The agreement between the Company and its clearing broker obligates the Company to assume any exposure for customer nonperformance.

The Company addresses these risks by requiring customers to maintain margin collateral to comply with regulatory requirements and clearing broker internal guidelines.

The Company monitors customer activity from information it receives from its clearing broker daily, requiring customers to deposit additional collateral, or reduce positions accordingly.

Note 9 - Account Titles

Certain account titles and amounts from the 2008 financial statements have been renamed and restated.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Tuohy Brothers Investment Research, Inc.
New York, New York

In planning and performing our audit of the financial statements of Tuohy Brothers Investment Research, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accounts, P.C.

Garden City, New York
February 26, 2010

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

TUOHY BROTHERS INVESTMENT RESEARCH, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

TUOHY BROTHERS INVESTMENT RESEARCH, INC.
December 31, 2009

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